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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Ultimate Software Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

90385 D 10 7

(CUSIP Number)

September 25, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 90385 D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ceridian Corporation I.R.S. No. 41-1981625

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware corporation

	5.	Sole Voting Power
		825,000

Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		825,000
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

(See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

Not applicable
11.	Percent of Class Represented by Amount In Row (9)

4.0%
12.	Type of Reporting Person (See Instructions)

CO

Item 1(a)	Name of Issuer: The name of the issuer is The Ultimate Software Group, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices: 2000 Ultimate Way Weston, FL 33326

Item 2(a)	Name of Person Filing: Ceridian Corporation

Item 2(b)	Address or Principal Business Office Or, if None, Residence: The address of Ceridian Corporation’s principal place of business is 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

Item 2(c)	Citizenship: Ceridian Corporation is a Delaware corporation.

Item 2(d)	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Issuer.

Item 2(e)	CUSIP Number: The CUSIP number of the common stock is 90385 D10 7.

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).
(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Item 4. Ownership:

(a)	Amount beneficially owned: Ceridian Corporation’s beneficial ownership is 825,000 shares of common stock, including 75,000 shares issuable upon the exercise of an outstanding warrant.

(b)	Percent of class: 4.0%. The foregoing percentage is calculated on the 20,458,518 shares of common stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended June 30, 2003 plus the shares underlying the related warrant to purchase 75,000 shares.

(c)	Number of shares as to which Ceridian Corporation has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote Shared power to vote or to direct the vote Sole power to dispose or to direct the disposition of Shared power to dispose or to direct the disposition of	825,000 0 825,000 0

Item 5.	Ownership of Five Percent or Less of a Class:
This statement is being filed to report the fact that as of the date hereof Ceridian Corporation has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 16, 2003	CERIDIAN CORPORATION

		By: Its:	/s/ Gary M. Nelson Gary M. Nelson Executive Vice President, General Counsel and Corporate Secretary